Commission File Number: 333-60608
CUSIP Number: 47077R109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D

	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:  September 30, 2020

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:  Janel Corporation

Former name if applicable:

Address of principal executive office (Street and Number): 80 Eighth Avenue

City, State and Zip Code: New York, New York, 10011

Part II.  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Janel Corporation (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended September 30, 2020 (the “Form 10-K”) because additional time is needed for the Company to finalize the preparation of its financial statements and disclosures.  As a result, the Company is unable to file its Form 10-K on or prior to the prescribed due date of December 29, 2020 without unreasonable effort or expense. It is currently anticipated that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

Part IV.  Other Information

(1)          Name and telephone number of person to contact in regard to this notification

Dominique Schulte	516	256-8143
(Name)	(Area code)	(Telephone number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes         ☐ No

 (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes         ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report consolidated revenues for the year ended September 30, 2020 of $82.4 million, or 2.3% lower than fiscal 2019. Revenues for our Global Logistics Services and Manufacturing segments decreased mostly due to the impact of the continued domestic and global trade slow down due to the COVID-19 pandemic, while revenues for our Life Sciences segment increased largely due to acquisitions.

The Company expects to report net loss for the year ended September 30, 2020 of approximately ($1.7 million) or ($1.98) per diluted share, compared to net income of approximately $0.6 million or $0.72 per diluted share for the year ended September 30, 2019. Income from operations declined as a result of the impact of the COVID-19 pandemic, a shift in volume experienced during the first quarter of fiscal 2019 that did not recur, additional expenses from acquired businesses, a reserve for the settlement of threatened litigation and severance expenses, partially offset by contributions from acquisitions experienced during the first quarter. These expenses impacted our overall operating results and our adjusted operating profits for fiscal 2020 relative to prior years.

The financial results presented above for the fiscal year ended September 30, 2020, reflect preliminary estimates of the Company’s results of operations as of the date of this filing. The Company’s independent registered public accounting firm has not completed its audit and does not express an opinion with respect to this preliminary data. These estimates may be subject to change upon the completion of the reporting process and audit of the Company’s financial statements, and actual results may vary from these estimates.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This Form 12b-25 contains certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may generally be identified by the use of the words "may," "will," "intends," "plans," projects," "believes," "should," "expects," "predicts," "anticipates," "estimates," and similar expressions or the negative of these terms or other comparable terminology. These statements are necessarily estimates reflecting management's best judgment based upon current information and involve a number of risks, uncertainties and assumptions. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including, but not limited to, those risk factors set forth in our latest Annual Report on Form 10-K (as such factors may be further updated from time to time in our periodic filings with the SEC), could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Janel Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 30, 2020	By:	/s/ Dominique Schulte
		Name:	Dominique Schulte
		Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).